                   U.S. Securities and Exchange Commission
                            Washington, D.C. 20549

               Application For Withdrawal Pursuant To Rule 477

                      Registration Statement on Form SB-2

                         WHITEWING ENVIRONMENTAL CORP.
                         -----------------------------
            (Exact name of registrant as specified in its charter)

                          Commission File No. 333-97545
                          --------------------------

  430 Victoria Terrace, Ridgefield, New Jersey  07657       (201) 943-0800
  ------------------------------------------------------------------------
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Whitewing hereby requests the withdrawal of its registration statement referenced above. The reasons for the withdrawal is that:

(a) the filing was made without either calculation or payment of the appropriate filing fee, and

(b) the filing was made without including the required financial statements, and

(c) the filing was made without the required management's discussion of financial condition and results of operations, and

(d) the filing was made without consent of either the independent auditors and counsel, and

(e) the filing was made without other information required by Part II of Form SB-2, and

(f)   the filing was made without required exhibits, and

(g)   for other reasons.

No securities have been issued in reliance upon the registration statement.

The registrant may undertake a subsequent private placement in reliance upon rule 155(c).

The registrant respectfully requests that this application be permitted to become effective in fifteen days from the date hereof, in accordance with Rule 477.

Whitewing Environmental Corp.

/s/  Andrew V. Latham, Jr.
--------------------------
Andrew V. Latham, Jr., President
(Principal Executive Officer)

Date:  August 7, 2002